301 Harper Drive
Suite 110
Moorestown, NJ 08057

November 30, 2017

VIA EDGAR AND EMAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stacie D. Gorman

Cherry Hill Mortgage Investment Corporation
Registration Statement on Form S-3 (File No. 333-221725)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cherry Hill Mortgage Investment Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m. on Monday, December 4, 2017, or as soon thereafter as practicable.

Please contact David S. Freed of Vinson & Elkins L.L.P at (212) 237-0196 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Freed via email at dfreed@velaw.com.

[Signature page follows]

Very truly yours,

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:	/s/ Martin Levine
	Name:	Martin Levine
	Title:	Chief Financial Officer, Treasurer and Secretary